ROW ASSOCIATES, LLC AND SUBSIDIARY

CONSOIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ROW ASSOCIATES, LLC AND SUBSIDIARY

DECEMBER 31, 2021

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70520

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ROW Associates, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1222 16th Avenue South, Ste 21
(No. and Street)

Nashville   TN   37212
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Kirschenblatt   516 222 9111   chad.kirschenblatt@jrllc.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Frazier & Deeter, LLC
(Name – if individual, state last, first, and middle name)

222 2nd Avenue South. Ste 1840 Nashville   TN   37201
(Address)   (City)   (State)   (Zip Code)

10-14-2003   215
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Duncan Dashiff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ROW Associates, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROBERT A MULLINS
STATE OF TENNESSEE NOTARY PUBLIC
Exp. Mar. 7, 2023
DAVIDSON COUNTY

Signature: [signature]

Title: Manager / Sr. Managing Partner

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Frazier & Deeter
CPAs & ADVISORS

222 Second Avenue South
Suite 1840
Nashville, Tenneesee 37201
615.416.6800
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member of
Row Associates, LLC and Subsidiary

Opinion on the Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Row Associates, LLC and Subsidiary (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Frazier & Deeter, LLC

Nashville, TN
March 23, 2022

ROW ASSOCIATES, LLC AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS	
Cash	$ 1,250,972
Accounts receivable	11,623
Prepaid expense	41,841
Fixed assets, net	11,575
Right-of-use asset	69,345
Deposits	3,653
Total assets	$ 1,389,009
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable	$ 31,368
Accrued expenses	36,805
Operating lease liability	74,805
Total liabilities	142,978
Member's equity	$ 1,246,031
Total liabilities and member's equity	$ 1,389,009

See notes to the consolidated financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Row Associates, LLC and subsidiary (the Company) is a Tennessee limited liability company and a wholly-owned subsidiary of Row Holdings, LLC (the Member). The Company is registered as a capital acquisition broker with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in advisory services related to mergers and acquisitions and the private placement of securities, focusing on healthcare companies predominantly within the healthcare services and healthcare IT sectors.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statement of the Company has been prepared on the accrual basis of accounting.

Basis of consolidation
The consolidated financial statement includes the accounts of Row Associates, LLC and its subsidiary. All significant intercompany transactions and balances have been eliminated in the consolidated financial statement.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Accounts receivables and credit policies
Accounts receivable, which represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date, are stated at the amount billed to the customer. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent.

| | December 31, | |
	2021	2020
Accounts Receivable	$ 11,623	$ 100,152

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of current status of the individual accounts receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2021.

Income taxes
Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Member, which is a flow-through entity. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the Member.

Uncertain tax positions
The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2021.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in income taxes payable.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). As of December 31, 2021, there were no expected credit losses.

Leases

The FASB issued (ASU) 2016-02, "Leases (Topic 842)" which includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition a right of use asset and a corresponding lease liability relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

3. **FAIR VALUE MEASUREMENTS**

The Company's short-term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments' short term nature.

4. **CONCENTRATION OF CREDIT RISK**

The Company's cash deposits are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

5. **FIXED ASSETS**

As of December 31, 2021, fixed assets consist of the following:

Furniture and fixtures	$ 7,549
Computer equipment	6,404
Office equipment	2,072
Leasehold improvements	570
	16,595
Less accumulated depreciation	(5,020)
	$ 11,575

6. RIGHT OF USE ASSET AND LEASE LIABILITY

Effective July, 22, 2020, Row Associates entered into a lease agreement for its Nashville office under a 38-month lease that expires October 2023 and has a remaining lease term of 1.8 years at December 31, 2021. The lease has initial payments of $3,632 per month, with an increase in the second year to $3,741, and another increase in the third year to $3,853. The lease has a discount rate of 7.25%.

In accordance with FASB (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The lease does not contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company reported on its statement of financial condition a right of use asset of $69,345, offset by a lease liability of $74,805. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate at July 22, 2020 of 7.25%.

A summary of approximate future minimum payments, as of December 31, 2021, are as follows:

Year Ending December 31	Amount
2022	$ 45,231
2023	34,681
	$ 79,912

7. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $1,177,339, which exceeded the required minimum net capital of $5,000 by $1,172,339. There was $73,633 of Aggregate indebtedness as of December 31, 2021. The Company's percentage of aggregate indebtedness to net capital was 6.25%.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 23, 2022 the date on which the financial statements were issued.